SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Aerohive Networks, Inc.

(Name of Subject Company)

Aerohive Networks, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

007786106

(CUSIP Number of Class of Securities)

David K. Flynn

President and Chief Executive Officer

Aerohive Networks, Inc.

1011 McCarthy Boulevard

Milpitas, California 95035

(408) 510-6100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Mark Baudler & Robert Ishii Wilson Sonsini Goodrich & Rosati, Professional Corporation One Market Plaza, Spear Tower Suite 3300 San Francisco, California 94105 (415) 947-2000	Steve Debenham Vice President, General Counsel & Secretary Aerohive Networks, Inc. 1011 McCarthy Boulevard Milpitas, California 95035 (408) 510-6100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Aerohive Networks, Inc., a Delaware corporation (“Aerohive” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 12, 2019 (together with subsequent amendments and supplements thereto, including this Amendment No. 3, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Clover Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Extreme Networks, Inc., a Delaware corporation (“Extreme”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended, the “Schedule TO”), filed by Purchaser and Extreme with the SEC on July 12, 2019 pursuant to which Purchaser has offered to purchase all of the outstanding Shares for a purchase price of $4.45 per Share, in cash (the “Offer Price”), without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated July 12, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented or otherwise modified from time to time in accordance with the Merger Agreement (as defined below), constitute the “Offer.” A copy of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment No. 3, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Explanatory Note

As previously disclosed, subsequent to the Company filing the Schedule 14D-9, five actions relating to the Transactions were filed by purported Company shareholders against the Company and the Board. The Company believes that the claims asserted in the actions are without merit and denies the allegations in each of the actions. However, in order to alleviate the costs, risks and uncertainties inherent in litigation and to provide additional information to its stockholders, the Company has provided certain additional disclosures in this Amendment No. 3 to the Schedule 14D-9 (the “Supplemental Disclosures”). Counsel for plaintiffs in four of the actions have confirmed that the Supplemental Disclosures will moot their claims and that they will accordingly dismiss the actions with prejudice as to the named plaintiffs, and without prejudice as to other shareholders. The Supplemental Disclosures should be read in conjunction with the Schedule 14D-9, which should be read in its entirety. The Supplemental Disclosures should not be regarded as an indication that any of the Company, Extreme, the Purchaser or their respective affiliates, officers, directors or other representatives, or any recipient of this information, considered or now considers the information contained in the Supplemental Disclosures to be material. The Company believes that the Schedule 14D-9 had disclosed all material information, and denies that any additional disclosures are or were required under any applicable federal or state law, rule or regulation. To the extent that the information in the Supplemental Disclosures differs from information that had been disclosed in the Schedule 14D-9, the information in the Supplemental Disclosures supersedes such information that had been disclosed in the Schedule 14D-9. Additional complaints containing substantially similar allegations may be filed in the future.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The third paragraph on page 20 of the Schedule 14D-9 under the subheading “Background” under the heading “Recommendation of the Board” is deleted and replaced with the following sentences:

“On May 21, 2019, Aerohive and Party B entered into a letter agreement extending to April 1, 2020 the terms of a previously executed non-disclosure agreement. The non-disclosure agreement did not contain a standstill provision. Party B and Aerohive have no standstill provision in effect.”

The third paragraph on page 33 of the Schedule 14D-9 under the subheading “Discounted Cash Flow Analysis” under the heading “Opinion of Aerohive’s Financial Advisor” is deleted and replaced with the following sentences:

“Under the perpetuity growth methodology, Evercore estimated a terminal value for Aerohive by applying a perpetuity growth rate of 2.5% to 4.5% to the estimated fiscal year 2023 unlevered free cash flow, adjusted to assume an equivalent level of projected capital expenditure and projected depreciation and amortization. The cash flows and terminal value were then discounted to present value using a range of discount rates from 11.5% to 13.5%, based on an estimate of Aerohive’s weighted average cost of capital. Evercore estimated Aerohive’s weighted average cost of capital based on application of the capital asset pricing model, details regarding the capitalization of the companies included in the selected publicly traded companies analysis described below, and its professional judgment given the nature of Aerohive’s business and its industry. The resulting range of implied enterprise values for Aerohive was then adjusted by the amount of Aerohive’s net debt as of June 21, 2019 (calculated as the difference between debt of $20 million, and cash and cash equivalents and short-term investments of $84 million) to produce a range of implied equity values for Aerohive. Under the perpetuity growth methodology, Evercore’s discounted cash flow analysis indicated implied per-share equity values for Aerohive on a standalone basis of approximately $3.86 to $5.16.”

The first paragraph on page 33 of the Schedule 14D-9 under the subheading “Selected Public Companies Trading Multiples” under the heading “Opinion of Aerohive’s Financial Advisor” is deleted and replaced with the following sentences:

“Evercore reviewed publicly available financial and market information for Aerohive and the selected public companies listed in the table below, which were the companies in the Wi-Fi Solutions and Enterprise Networking industries which Evercore deemed most relevant to consider in relation to Aerohive, based on Evercore’s professional judgment and experience.”

The second paragraph on page 34 of the Schedule 14D-9 under the subheading “Selected Public Company Trading Multiples” under the heading “Opinion of Aerohive’s Financial Advisor” is deleted and replaced with the following sentences:

“Evercore estimated a reference range of Revenue multiples of 0.8x to 1.3x for the fiscal year ending December 31, 2019, based on its review of the Revenue multiples for the selected public companies for calendar year 2019. This analysis indicated implied equity values per share for Aerohive of approximately (a) $2.96 to $4.18, based on the financial projections included in the Management Case and (b) $2.92 to $4.12, based on the financial projections included in the Wall Street Case, in each case after accounting for net debt as of June 21, 2019 (calculated as the difference between debt of $20 million, and cash and cash equivalents and short-term investments of $84 million).”

The third paragraph on page 35 under the subheading “Precedent Transaction Analysis” under the heading “Opinion of Aerohive’s Financial Advisor” is deleted and replaced with the following sentences:

“The announcement date and enterprise value to LTM and NTM Revenue multiples for each of the precedent transactions are set forth in the table below. Transactions denoted as “NA – Not Available” indicates data not publicly available. These transactions for which data was not publicly available were not included for purposes of calculating the 75th Percentile, Mean, Median, and 25th Percentile multiples below.”

The last paragraph on page 36 under the subheading “Precedent Transaction Analysis” under the heading “Opinion of Aerohive’s Financial Advisor” is deleted and replaced with the following sentences:

“Evercore then applied a reference range of LTM Revenue multiples of 1.0x to 2.0x as well as a reference range of NTM Revenue multiples of 0.75x to 1.75x, derived by Evercore based on its review of the precedent transactions (including taking into account growth rates and other relevant considerations) and its experience and professional judgment, to Aerohive’s estimated LTM and NTM Revenue as of March 31, 2019. A range of implied equity values for Aerohive was then calculated by adjusting the range of implied enterprise values by the amount of Aerohive’s net debt as of June 21, 2019 (calculated as the difference between debt of $20 million, and cash and cash equivalents and short-term investments of $84 million). The analysis for LTM Revenue indicated a per-share equity value reference range of approximately (a) $3.38 to $5.75 based on the financial projections included in the Management Case and (b) $3.38 to $5.75 based on the financial projections included in the Wall Street Case. The analysis for NTM Revenue indicated a per-share equity value reference range of approximately (a) $2.89 to $5.41 based on the financial projections included in the Management Case and (b) $2.88 to $5.37 based on the financial projections included in the Wall Street Case.”

The first paragraph on page 37 under the subheading “Premium Paid Analysis” under the heading “Opinion of Aerohive’s Financial Advisor” is deleted and replaced with the following:

“Evercore reviewed and analyzed premiums paid in precedent transactions in the technology, media and telecommunications industries over the last 10 years. Evercore measured the premiums paid in the transactions over: (i) the closing price of the target company’s stock on the day prior to a public announcement related to the transaction or prior to the share price being affected by acquisition rumors or similar merger-related news (“1 Day Prior”); (ii) the closing price of the target company’s stock one week prior to a public announcement related to the transaction or prior to the share price being affected by acquisition rumors or similar merger-related news (“1 Week Prior”); and (iii) the closing price of the target company’s stock four weeks prior to a public announcement related to the transaction or prior to the share price being affected by acquisition rumors or similar merger-related news (“4 Weeks Prior”). The following shows the premiums paid:

	Premiums Paid
	1 Day Prior	1 Week Prior	4 Weeks Prior
Median	32.5%	33.7%	34.4%
75th Percentile	47.8%	52.3%	53.8%
Mean	38.8%	42.8%	44.1%
25th Percentile	14.1%	16.7%	18.8%

Based on its professional judgment and premiums in precedent transactions for acquisitions where the target is based in the U.S., Evercore applied a reference range of premiums of 20% to 50% to the unaffected price of Aerohive as of June 25, 2019 of $3.19, which was the closing price of the Shares on that date. This analysis indicated a per share equity value reference range of approximately $3.83 to $4.79 for Aerohive.”

The paragraph on page 37 under the subheading “Research Analyst Price Targets” under the heading “Opinion of Aerohive’s Financial Advisor” is deleted and replaced with the following sentences:

“Evercore reviewed publicly available share price targets of research analysts’ estimates of Dougherty & Co., LLC, Craig Hallum Capital Group LLC, and Bank of America Merrill Lynch as of June 25, 2019, noting that the low and high share price targets ranged from $4.00 to $5.00 for Aerohive.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

AEROHIVE NETWORKS, INC.

By:	/s/ David K. Flynn
Name: David K. Flynn
Title: President and Chief Executive Officer Chair of the Board of Directors

Dated: August 1, 2019